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                            January 2, 2024

       Tan Hock Chye
       Chief Financial Officer
       SEATech Ventures Corp.
       11-05 & 11-06, Tower A , Avenue 3 Vertical Business Suite
       Jalan Kerinchi, Bangsar South, 59200
       Kuala Lumpur, Malaysia

                                                        Re: SEATech Ventures
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
November 2, 2023
                                                            File No. 333-230479

       Dear Tan Hock Chye:

              We have reviewed your December 26, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

       Response to Comments on Form 10-K for the Year Ended December 31, 2022 dated December
       26, 2023

       Form 8-K filed November 2, 2023
       Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

   1.                                                   Please file a response
to our previous comment 3.
 Tan Hock Chye
SEATech Ventures Corp.
January 2, 2024
Page 2

       Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameTan Hock Chye                        Sincerely,
Comapany NameSEATech Ventures Corp.
                                                       Division of Corporation
Finance
January 2, 2024 Page 2                                 Office of Trade &
Services
FirstName LastName